EFES

04010018

File: 082-04144

February 18th, 2004

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

RECEIVED FEB 20 2004

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the rating action for Anadolu Efes by Fitch Ratings.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dlw 2/24

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

EFES BEVERAGE GROUP / ANADOLU EFES

GENERAL RELEASE TO THE PUBLIC

FEBRUARY 18TH, 2004

FITCH UPGRADES ANADOLU EFES' ("AEFES.IS") LONG-TERM FOREIGN CURRENCY RATING

Fitch Ratings upgraded the Republic of Turkey's Long-term foreign currency and local currency ratings to 'B+' from 'B'. As a result it has upgraded and affirmed its ratings on a number of Turkish industrial and commercial companies including Anadolu Efes.

Therefore our Long-term local currency rating was affirmed at 'BB', and our Long-term foreign currency rating was upgraded to 'B+' from 'B'. Both credit ratings outlook remains Stable.

Our Long-term local currency rating is two notches above the sovereign rating and is one of the highest among the public ratings by Turkish corporations, whereas our Long-term foreign currency rating is capped by the sovereign rating of Turkey.

Separately, our assigned national rating is 'AA (tur)', which is also one of the highest among the public ratings by Turkish corporations.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63